INVEST IN **DESTINY ROBOTICS**

Socially Intelligent Humanoid Robot. The First Humanoid Home Assistant.



Destiny Robotics
Hologram Destiny
Ending Interaction Problem between HUMANS and AI-Powered Tech!
The First Product of Destiny Robotics

destinyrobotics.io Miami FL

Technology | Hardware | Artificial Intelligence | Female Founder | Robotics

LEAD INVESTOR



Archil Cheishvili

I invested in Destiny Robotics because I believe in the mission of the company, team, and market opportunity. 1) I am a big believer in their mission to create socially intelligent robots to allow meaningful interaction between humans and robots. 2) They have an elite team with work experience at Huawei, Whirlpool, and the U.S. Department of Defense. 3) Market. They have a first-mover advantage in a multi-billion robotics market. They are well-positioned to disrupt one of the fastest-growing markets.

Invested $2,000 this round

Highlights

1. ✔️World's First Humanoid Robot and Hologram as a Home Assistant.
2. 🚀Backed by GOOGLE for Startups and NVIDIA Inception.
3. 🏆World-class Team from Huawei, ABB, U.S. Department of Defense, HSBC, University of Cambridge.
4. 💰Intend to disrupt the estimated Robotics Technology Market of $189.3 Billion.
5. 🔥Achieving our mission = Robot Destiny single most valuable AI-powered assistant of all time.

Our Team



Megi Kavtaradze Founder and CEO

Serial Entrepreneur - led building platforms that had 100s of clients and 1000s of users. Invited Speaker at: 🔵Harvard University 🔵Yale University 🔵Forbes, NYC.

I used to have Amazon Alexa as an at-home assistant. It was impossible for me to connect with the faceless box. I became determined to solve the problem of lack of human to robot connection by building the first humanoid at-home assistant robot - DESTINY.

I used to have Amazon Alexa as an at-home assistant. It was impossible for me to connect with the faceless box. I became determined to solve the problem of lack of human to robot connection by building the first humanoid at-home assistant robot - DESTINY.



Jason Jordan Chief Robotics Officer

Jason is a hardware hero of Destiny Robotics with 25+ years of experience in the hardware industry: 🔵U.S. Department of Defense 🔵Mahle 🔵Whirlpool



Lela Mirtskhulava Chief Scientist, Ph.D.

Associate Professor and Lecturer of several universities with 20+ years of experience in science



Visiting Professor: University of Cambridge University of California, Berkeley San Diego State University San Jose State University



Erekle Shishniashvili Senior AI Engineer

Erekle is the author of Destiny's human nature He has deployed several AI models and worked with Huawei as a Machine Learning Researcher. Work experience of 5+ years. Huawei Microsoft - Guardian AI Competition - Award



Irakli Datashvili Head Software Engineer

Irakli is a mastermind software engineer who has 12+ years of work experience with top companies: HSBC Motorola ABB

Why Destiny Robotics?



Destiny Robotics
The First Humanoid Robot
As Home Assistant
We create standard for robot to human interaction!

Destiny Robotics is making the world's first humanoid robot and hologram assistant for household use.

We're giving personal assistance and trustworthy companion to 500+ million people in need of automated helpers, and revolutionizing the estimated $189 Billion Robotics Technology Market.



WHO WE ARE?
AI and Robotics Company
OUR MISSION
IS TO CREATE
Socially Intelligent
Humanoid Robots

To facilitate deep connections between humans and robots, we need a human-like interface. Humanoid robots like Destiny are an ideal mechanism for connecting humans with robots in a deeply engaging manner.

The Major Tech Companies Believe that Humanoid Robots are the Future!



Elon Musk /CEO of TESLA
"This is nothing. In a few years, that bot will move so fast you'll need a strobe light to see it."


"This, I think, has the potential to be more significant than the vehicle business over time."
Jack Ma / Founder of Alibaba
"In 30 years, a robot will likely be on the cover of time magazine as the best CEO. Machines will do what human beings are incapable of doing. Machines will partner and cooperate with humans."


Vision
We envision future where robots and humans co-exist in a deeply connected manner!
Our Vision
is to blur the lines between humans and robots and create robots indistinguishable from humans.

Our goal is to create next-generation Robots that can interact with humans at a much deeper level than currently possible.

We are working to take AI from being able to do only specific tasks to become more general. Our goal is to merge Artificial General Intelligence with Humanoid Robots.

We believe that not only big companies should be able to build robots. We want to allow everyone to be able to use next-generation robotics tools.


Problem & Solution
Problem
Social Interactions
Humans cannot connect with AI-powered tech because they are not able to visualize what they are interacting with.
Solution
To facilitate deep connections between humans and robots, we need a human-like interface.
Humanoid robots like Destiny are an ideal mechanism for connecting humans with robots in a deeply engaging manner.


Product
Destiny Hologram
The first step
The hologram has a humanoid interface and a customizable face feature.
➢ AI-Powered Hologram for households
➢ Basis of a robot
➢ Social Interaction Ability
➢ Changeable Interface
➢ Powered by AI
Prototype launch in Spring, 2022!

The hologram has a humanoid interface and the ability of psychological therapy. The incredible Premium feature we are adding to it is a changeable interface, meaning that people can choose the faces of their loved ones and talk to them

according to their preference.

- How many people in the world would like to keep their baby's face as a live memory?

- How many people would love to talk to their pets or grandparents who are no longer with us?


Hologram Destiny Prototype
Watch on YouTube



Prototype Ready


WHY NOW?
Only NOW it has been possible to create humanoid robots because of advancements in robotics, hardware, and AI.
Development requires immediate actions!

The process of evolution has a very long history with several particularly noteworthy aspects. Humans evolved from the Stone Age to the Industrial Revolution. They finally reached the era of the Fourth Industrial Revolution. The 4th Industrial Revolution (4IR), consists of the whole series of advances in artificial intelligence (AI), robotics, the Internet of Things (IoT), genetic engineering, quantum computing, and more. In this era, the boundaries between the physical, biological, and digital worlds begin to disappear.

This era requires seamless communication between humans and robots. To achieve this result, we need humanoid robots like Destiny which can express feelings like humans do and connect with them on a deeper level.


Market Size
$62 Billion
$189 Billion
Robotics Technology Market Size 2020
Robotics Technology Market Size by 2027


COMPETITORS
Destiny Robotics = technology + humanoid interface + humanoid feelings + deep interactions + availability on the market
Destiny is the first AI-powered Humanoid Robot and Hologram as a home assistant on the market
Smart hologram device and robot with deep interactions ability
At home assistant
Not at home assistant
Not-Humanoid AI
Humanoid AI
A
Amazon Alexa
D
Destiny Robotics
H
Hanson Robotics
AI
AI-DA Robot


Business Model
WE GROW WITH THE FASTEST GROWING MARKET OF ROBOTICS
STAGE 1
Comprehensive Technical Research
STAGE 2
Destiny Hologram Prototype Launch. Spring, 2022.
STAGE 3
Destiny Hologram on the market and prototyping Humanoid Robot, Q1, 2023.
STAGE 4
Humanoid Robot Destiny on the Market!

This slide contains forward-looking events that cannot be guaranteed and depend on our fundraising success.

Team with 70+ Years of Cumulative Experience!


TEAM
Megi Kavtaradze
Founder & CEO
Serial Entrepreneur - led building platforms that had 100s of clients and 1000s of users.
Invited Speaker at:
Harvard University, Yale University, and Forbes, NYC.
Jason Jordan
Chief Robotics Officer
Hardware head with 25 years of experience in the hardware industry:
- U.S. Department of Defense
- Mahle
- Whirlpool
Lela Mirtskhulava
Chief Scientist Ph.D.
Associate Professor with 20 years of experience:
- University of Cambridge
- University of California, Berkeley
- San Diego State University
- San Jose State University


TEAM


Erekle Shishniashvili
Senior AI Engineer
Machine Learning Researcher at Huawei.
Work experience of 5 years.
- Huawei
- Awarded by Microsoft –
Guardian AI Competition
Irakli Datashvili
Head Software Engineer
Over 12 years of work experience
with top companies:
- HSBC
- Motorola
-ABB


Partners
Google
For Startups
NVIDIA
INCEPTION PROGRAM
AI2027


WHY INVEST?
World-class Team from
Huawei, ABB, U.S. Department of Defense, University of Cambridge.
World's First Humanoid Robot and Hologram Home Assistant.
Backed by Google for Startups & NVIDIA Inception.
Intend to disrupt estimated Robotics Technology
Market of $189 Billion.
Achieving our mission = Robot Destiny
single most valuable AI-powered assistant of all time!

- We build deep and meaningful communication between People and Humanoid Robots!
- We give people the ability to become a part of the automated future earlier than others!
- We build the assistants that will never be tired of serving you!


Join us in the
humanization
of robots!
Destiny Robotics


Hologram Prototyping in Progress with Team Destiny Robotics


Watch on YouTube

Technical Paper-Destiny Robotics.pdf

Pitch Deck.pdf